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Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

                      August 25, 2005

Via EDGAR

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549

Williams Scotsman International, Inc. Amendment No. 4
Registration Statement on Form S-1 (File No. 333-124459)

Ladies and Gentlemen:

        On behalf of Williams Scotsman International, Inc., a Delaware corporation (the "Company"), we submit in electronic form for filing the accompanying Amendment No. 4 to the Registration Statement on Form S-1 ("Amendment No. 4") of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the "Commission") on April 29, 2005 and amended on June 10, 2005, July 8, 2005 and August 17, 2005.

        Amendment No. 4 reflects the responses of the Company to comments received from the Staff of the Commission (the "Staff") in a letter from Pamela A. Long, dated August 19, 2005 (the "Comment Letter"). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 4 and to the prospectus included therein (the "Prospectus" or "Amendment No. 4", as applicable).

        The Company's responses to the Staff's comments are as follows:

General

  1.
  Prior to the effectiveness of your registration statement, please provide us with a copy of the letter or call from the NASD indicating that the NASD has no objection to the underwriting compensation described in the filing.

Response to Comment 1

        A copy of the letter or call from the NASD indicating that the NASD has no objection to the underwriting compensation described in the filing will be provided prior to the effectiveness of the Registration Statement.

Option Extension Amendment, page 69

  2.
  Please quantify the amount to be paid to Messrs. Holthaus, Donegan, LeBuhn, and Ross as a result of the termination of their options. Prior to pricing, you may use the midpoint of the bona fide price range.

Response to Comment 2

        The resolution will be adopted to allow Messrs. Holthaus, Donegan, LeBuhn, and Ross to exercise their options prior to the consummation of the initial public offering. The Company has also clarified the description on page 70 of the Prospectus.

Principal and Selling Stockholders, page 77

  3.
  We note the revisions to footnotes 1 and 5 of the stockholder table. Please identify the person or persons who have voting or investment control over the securities owned by the Cypress Stockholders and the Odyssey Investment Partners Fund.

Response to Comment 3

        The Company has revised footnotes (1) and (5) as requested. See page 79 of the Prospectus.

Underwriting, page 96

  4.
  We note that the underwriters have reserved shares for sale to Michael Finely. Supplementally describe how the prospective recipient and number of reserved shares were determined. Please also advise when the decision was made to include a directed share program in this offering and whether any additional changes to the program are contemplated.

Response to Comment 4

        In July 2005, one of our directors, Michael Finley, approached the Company, indicating that he would like to make a personal investment in the Company and was interested in purchasing $100,000 of shares of our common stock in the offering at the initial public offering price. After discussions between the Chief Executive Officer and the directors of the Company, the Company made a decision to include a directed share program on such basis on July 28, 2005. No changes to the program are contemplated.

* * * *

        If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3245 or John C. Kennedy at (212) 373-3025.

                      Sincerely,

                      /s/ Gary Li

                      Gary Li

cc:	Gerard E. Holthaus John B. Ross, Esq. Williams Scotsman International, Inc. Jeffrey D. Karpf, Esq. Cleary Gottlieb Steen and Hamilton LLP

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